U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (23A SBIC), LLC
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Triton PCS Holdings, Inc. ("TPCS")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

February 2001
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5.   If Amendment, Date of Original (Month/Year)

March 9, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                    2/22/01       S               633,184     D      $30.48   11,409,614     D
                                                                                                                (FN 1)
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Class A Common Stock                    2/28/01       S               227,946     D      $30.48   11,409,614     D
                                                                                                                (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:


(1) As a result of the merger of J.P. Morgan Incorporated and The Chase Manhattan Corporation on December 31, 2000, The Chase Manhattan Corporation (now known as J.P. Morgan Chase & Co.) acquired J.P. Morgan Capital Corporation. J.P. Morgan Capital Corporation indirectly owns 1,821,585 shares of the Class A
Common Stock and 8,210,827 shares of the Class B Common Stock of the Issuer. Neither the reporting person nor any of its ultimate security holders other than J.P. Morgan Chase & Co. has beneficial ownership of, or a pecuniary interest in, the securities owned by J.P. Morgan Capital Corporation.



J.P. Morgan Partners (23A SBIC), LLC

By: J.P. Morgan Partners (23A SBIC Manager), Inc.

/s/ Arnold L. Chavkin                                          1/10/02
---------------------------------------------            -----------------------
 Arnold L. Chavkin                                             Date
 Executive Vice President



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                  DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                    REPORTER (Note 1)           FOR               OR TRADING SYMBOL
(Note 1)                                                        MONTH/YEAR
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
J.P. Morgan Partners                  J.P. Morgan Partners        February 2001         Triton PCS Holdings, Inc.  ("TPCS")
(23A SBIC Manager), Inc.              (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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The Chase Manhattan Bank              J.P. Morgan Partners        February 2001         Triton PCS Holdings, Inc.  ("TPCS")
270 Park Avenue                      (23A SBIC), LLC
35th Floor
New York, NY  10017
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J.P. Morgan Chase & Co.              J.P. Morgan Partners         February 2001         Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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JPMP Capital Corporation             J.P. Morgan Partners         February 2001          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       J.P. Morgan Partners         February 2001          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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
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 NAME AND ADDRESS OF               TITLE              AMOUNT OF            OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                  OF SECURITY        SECURITIES           DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                   (Note 1)           BENEFICIALLY OWNED   INDIRECT (I)         (NOTE 1)             INTEREST
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
J.P. Morgan Partners                  Common Stock          11,409,614        I                    See Explanatory        No
(23A SBIC Manager), Inc.                                                                            Note 2 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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The  Chase Manhattan Bank             Common Stock          11,409,614        I                    See Explanatory        No
270 Park Avenue-35th Floor                                                                         Note 3 below
New York, NY 10017
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J.P. Morgan Chase & Co.               Common Stock          See Explanatory   I                    See Explanatory        No
270 Park Avenue                                             Note 4 below                           Note 4 below
35th Floor
New York, NY 10017
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JPMP Capital Corporation              Common Stock          11,409,614        I                    See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Common Stock          11,409,614        I                    See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

Explanatory Notes:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners ("23A SBIC"), LLC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

3) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of J.P. Morgan Partners (23A SBIC Manager), Inc. ("SBIC Manager"), the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

4) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) The Chase Manhattan Bank, which is the sole stockholder of SBIC Manager, and (b) JPMP Capital Corporation, which is the general partner of JPMP Master Fund Manager, L.P., the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member. Through a separate subsidiary of the Reporting Person, J.P. Morgan Capital Corporation, the Reporting Person is the indirect beneficial owner of an additional 1,821,585 shares of the Class A Common Stock and 8,210,827 shares of the Class B Common Stock of the Issuer.

5) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member.

6) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.